Exhibit 99.1

Hello Group Inc. Announces Unaudited Financial Results for the Fourth Quarter and Fiscal Year 2023

BEIJING, CHINA, March 14, 2024 – Hello Group Inc. (NASDAQ: MOMO) (“Hello Group” or the “Company”), a leading mobile social and entertainment platform in China, today announced its unaudited financial results for the fourth quarter and the full year ended December 31, 2023.

Fourth Quarter of 2023 Highlights

•	Net revenues decreased by 6.5% year over year to RMB3,002.9 million (US$423.0 million*) in the fourth quarter of 2023.

•	Net income attributable to Hello Group Inc. increased to RMB452.5 million (US$63.7 million) in the fourth quarter of 2023, from RMB398.0 million in the same period of 2022.

•	Non-GAAP net income attributable to Hello Group Inc. (note 1) increased to RMB514.7 million (US$72.5 million) in the fourth quarter of 2023, from RMB487.9 million in the same period of 2022.

•	Diluted net income per American Depositary Share (“ADS”) was RMB2.32 (US$0.33) in the fourth quarter of 2023, compared to RMB2.01 in the same period of 2022.

•	Non-GAAP diluted net income per ADS (note 1) was RMB2.63 (US$0.37) in the fourth quarter of 2023, compared to RMB2.46 in the same period of 2022.

•	Monthly Active Users (“MAU”) on Tantan app were 13.7 million in December 2023, compared to 18.4 million in December 2022.

•

For the Momo app total paying users was 7.4 million for the fourth quarter of 2023, compared to 7.8 million for the same period last year. Tantan had 1.2 million paying users for the fourth quarter of 2023 compared to 1.7 million from the year ago period.

Full Year 2023 Highlights

•	Net revenues decreased by 5.5% year over year to RMB12,002.3 million (US$1,690.5 million) for the full year of 2023.

•	Net income attributable to Hello Group Inc. was RMB1,957.6 million (US$275.7 million) for the full year of 2023, compared to RMB1,484.3 million during the same period of 2022.

•	Non-GAAP net income attributable to Hello Group Inc. (note 1) was RMB2,224.7 million (US$313.3 million) for the full year of 2023, compared to RMB1,885.8 million during the same period of 2022.

•	Diluted net income per ADS was RMB9.84 (US$1.39) for the full year of 2023, compared to RMB7.31 during the same period of 2022.

•	Non-GAAP diluted net income per ADS (note 1) was RMB11.17 (US$1.57) for the full year of 2023, compared to RMB9.20 during the same period of 2022.

“2023 was a busy, yet fruitful year. Despite many changes and challenges in the external environment, our team made steady progress against our strategic priorities.” Commented Yan Tang, Chairman and CEO of Hello Group. “With solid improvement in cost efficiency, we were able to meaningfully improve the profitability of the company against economic headwinds. I am also pleased to see that our new endeavors in the overseas market have started bearing fruits, which gives us more confidence to invest more resources and take bigger strides to explore wider markets abroad.”

*

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rate solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB7.0999 to US$1.00, the effective noon buying rate for December 29, 2023 as set forth in the H.10 statistical release of the Federal Reserve Board.

Fourth Quarter of 2023 Financial Results

Net revenues

Total net revenues were RMB3,002.9 million (US$423.0 million) in the fourth quarter of 2023, a decrease of 6.5% from RMB3,212.7 million in the fourth quarter of 2022.

Live video service revenues were RMB1,523.9 million (US$214.6 million) in the fourth quarter of 2023, a decrease of 11.6% from RMB1,724.2 million during the same period of 2022. The decrease was primarily attributable to a soft consumer sentiment in the current macro environment and our proactive operation adjustments to de-emphasise large scale competition events in the Momo app, and to a lesser degree, Tantan pivoting away from the less dating-centric live video service.

Value-added service revenues mainly include virtual gift revenues and membership subscription revenues. Total value-added service revenues were RMB1,424.9 million (US$200.7 million) in the fourth quarter of 2023, a decrease of 1.7% from RMB1,449.5 million during the same period of 2022. The decrease was primarily due to the impact of the macro economy on consumer sentiment as well as our product adjustments to improve Momo app’s ecosystem, and to a lesser extent, the decline in Tantan’s paying users that resulted from a reduction in channel investment, the anti-spam campaign and the adjustments to subscription renewals. The decrease was partially offset by the rapid revenue growth from the new standalone apps.

Mobile marketing revenues were RMB44.9 million (US$6.3 million) in the fourth quarter of 2023, an increase of 36.4% from RMB32.9 million during the same period of 2022.

Mobile games revenues were RMB5.4 million (US$0.8 million) in the fourth quarter of 2023, an increase of 2.4% from RMB5.3 million in the fourth quarter of 2022.

Net revenues from the Momo segment decreased from RMB2,865.8 million in the fourth quarter of 2022 to RMB2,728.7 million (US$384.3 million) in the fourth quarter of 2023, primarily due to the decrease in net revenues from value-added service and live video service on Momo app. The decrease was partially offset by the revenue growth of the new standalone apps. Net revenues from the Tantan segment decreased from RMB346.7 million in the fourth quarter of 2022 to RMB272.2 million (US$38.3 million) in the fourth quarter of 2023, mainly due to the decrease in net revenues from live video service, and to a lesser extent, the decrease from value-added service.

Cost and expenses

Cost and expenses were RMB2,431.8 million (US$342.5 million) in the fourth quarter of 2023, a decrease of 11.2% from RMB2,738.3 million in the fourth quarter of 2022. The decrease was primarily attributable to: (a) a decrease in revenue sharing with broadcasters related to live video service on the Momo app and on the Tantan app, and a decrease in revenue sharing with virtual gift recipients of virtual gift service on the Momo app. The decrease was partially offset by an increase in revenue sharing with virtual gift recipients for new standalone apps; (b) a decrease in salary expenses and share-based compensation expenses, due to our continuous optimization in personnel costs and the newly granted share options which had lower fair value; (c) a decrease in sales and marketing expenses due to our initiatives to control cost and optimize Tantan’s channel marketing strategy and, to a lesser extent, Momo’s strategy to trim inefficient channel marketing spend.

Non-GAAP cost and expenses (note 1) were RMB2,369.5 million (US$333.7 million) in the fourth quarter of 2023, a decrease of 10.5% from RMB2,648.3 million during the same period of 2022.

Other operating income (loss), net

Other operating income was RMB30.8 million (US$4.3 million) in the fourth quarter of 2023, compared to a loss of RMB65.2 million during the fourth quarter of 2022. The other operating loss in the fourth quarter of 2022 mainly included a contingent loss accrual of RMB92.9 million related to an ongoing investigation of the alleged illegal activity on the source of the funding consumed on Momo’s platform.

Income from operations

Income from operations was RMB602.0 million (US$84.8 million) in the fourth quarter of 2023, compared to RMB409.2 million during the same period of 2022. Income from operations of the Momo segment was RMB576.9 million (US$81.3 million) in the fourth quarter of 2023, which increased from RMB435.8 million in the fourth quarter of 2022. Income from operations of the Tantan segment was RMB26.8 million (US$3.8 million) in the fourth quarter of 2023, compared to a loss from operations of RMB21.7 million in the fourth quarter of 2022.

Non-GAAP income from operations (note 1) was RMB664.2 million (US$93.6 million) in the fourth quarter of 2023, compared to RMB499.2 million during the same period of 2022. Non-GAAP income from operations of the Momo segment was RMB638.9 million (US$90.0 million) in the fourth quarter of 2023, which increased from RMB519.2 million in the fourth quarter of 2022. Non-GAAP income from operations of the Tantan segment was RMB27.0 million (US$3.8 million) in the fourth quarter of 2023, compared to a non-GAAP loss from operations of RMB15.2 million in the fourth quarter of 2022.

Income tax expenses

Income tax expenses were RMB183.4 million (US$25.8 million) in the fourth quarter of 2023, compared to RMB109.4 million in the fourth quarter of 2022. The increase in income tax expenses was primarily due to the higher profit in the fourth quarter of 2023.

Net income

Net income was RMB452.5 million (US$63.7 million) in the fourth quarter of 2023, compared to RMB397.0 million during the same period of 2022. Net income from the Momo segment was RMB430.0 million (US$60.6 million) in the fourth quarter of 2023, compared to RMB397.1 million in the same period of 2022. Net income from the Tantan segment was RMB24.2 million (US$3.4 million) in the fourth quarter of 2023, compared to RMB4.7 million in the fourth quarter of 2022.

Non-GAAP net income (note 1) was RMB514.7 million (US$72.5 million) in the fourth quarter of 2023, compared to RMB487.0 million during the same period of 2022. Non-GAAP net income from the Momo segment was RMB492.1 million (US$69.3 million) in the fourth quarter of 2023, which increased from RMB480.5 million in the fourth quarter of 2022. Non-GAAP net income of the Tantan segment was RMB24.4 million (US$3.4 million) in the fourth quarter of 2023, compared to RMB11.3 million in the fourth quarter of 2022.

Net income attributable to Hello Group Inc.

Net income attributable to Hello Group Inc. was RMB452.5 million (US$63.7 million) in the fourth quarter of 2023, compared to RMB398.0 million during the same period of 2022.

Non-GAAP net income (note 1) attributable to Hello Group Inc. was RMB514.7 million (US$72.5 million) in the fourth quarter of 2023, compared to RMB487.9 million during the same period of 2022.

Net income per ADS

Diluted net income per ADS was RMB2.32 (US$0.33) in the fourth quarter of 2023, compared to RMB2.01 in the fourth quarter of 2022.

Non-GAAP diluted net income per ADS (note 1) was RMB2.63 (US$0.37) in the fourth quarter of 2023, compared to RMB2.46 in the fourth quarter of 2022.

Cash and cash flow

As of December 31, 2023, the Company’s cash, cash equivalents, short-term deposits, long-term deposits, short-term investments, short-term restricted cash and long-term restricted cash totaled RMB13,478.5 million (US$1,898.4 million), compared to RMB13,398.8 million as of December 31, 2022.

Net cash provided by operating activities in the fourth quarter of 2023 was RMB415.9 million (US$58.6 million), compared to RMB538.7 million in the fourth quarter of 2022.

Full Year 2023 Financial Results

Net revenues for the full year of 2023 were RMB12,002.3 million (US$1,690.5 million), a decrease of 5.5% from RMB12,704.2 million in the same period of 2022.

Net income attributable to Hello Group Inc. was RMB1,957.6 million (US$275.7 million) for the full year of 2023, compared to RMB1,484.3 million during the same period of 2022.

Non-GAAP net income attributable to Hello Group Inc. (note 1) was RMB2,224.7 million (US$313.3 million) for the full year of 2023, compared to RMB1,885.8 million during the same period of 2022.

Diluted net income per ADS was RMB9.84 (US$1.39) during the full year of 2023, compared to RMB7.31 in the same period of 2022.

Non-GAAP diluted net income per ADS (note 1) was RMB11.17 (US$1.57) during the full year of 2023, compared to RMB9.20 in the same period of 2022.

Net cash provided by operating activities was RMB2,277.2 million (US$320.7 million) during the full year of 2023, compared to RMB1,226.9 million in the same period of 2022.

Recent Development

Declaration of a special cash dividend

Hello Group’s board of directors has declared a special cash dividend in the amount of US$0.54 per ADS, or US$0.27 per ordinary share. The cash dividend will be paid on April 30, 2024 to shareholders of record at the close of business on April 12, 2024. The ex-dividend date will be April 11, 2024. The aggregate amount of cash dividends to be paid is approximately US$103 million, which will be funded by available cash on the Company’s balance sheet.

Share repurchase program

On June 7, 2022, Hello Group’s board of directors authorized a share repurchase program under which the Company may repurchase up to US$200 million of its shares up to June 6, 2024 (the “Share Repurchase Program”). As of March 14, 2024, the Company has repurchased 16.2 million ADSs for US$86.1 million on the open market under this program, at an average purchase price of US$5.31 per ADS.

On March 14, 2024, Hello Group’s board of directors approved to amend the Share Repurchase Program to (i) extend the term of the Share Repurchase Program up to June 30, 2026, and (ii) upsize the Share Repurchase Program so that the Company is authorized to, from time to time, acquire up to an aggregate of US$286.1 million worth of its shares in the form of ADSs and/or the ordinary shares of the Company in the open market and through privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations.

Business Outlook

For the first quarter of 2024, the Company expects total net revenues to be between RMB2.45 billion to RMB2.55 billion, representing a decrease of 13.1% to 9.5% year over year. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Note 1: Non-GAAP measures

To supplement our consolidated financial statements presented in accordance with U.S. generally accepted accounting principles (“GAAP”), we, Hello Group, use various non-GAAP financial measures that are adjusted from the most comparable GAAP results to exclude share-based compensation.

Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

Our non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of our continuing operations and our prospects for the future. Our non-GAAP financial information should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to the GAAP results. In addition, our calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Our non-GAAP information (including non-GAAP cost and operating expenses, income (loss) from operations, net income (loss), net income attributable to Hello Group Inc., and diluted net income per ADS) is adjusted from the most comparable GAAP results to exclude share-based compensation. A limitation of using these non-GAAP financial measures is that share-based compensation has been and will continue to be for the foreseeable future significant recurring expenses in our results of operations. We compensate for such limitation by providing reconciliations of our non-GAAP measures to our U.S. GAAP measures. Please see the reconciliation tables at the end of this earnings release.

Conference Call

Hello Group’s management will host an earnings conference call on Thursday, March 14, 2024, at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing / Hong Kong Time on March 14, 2024).

Participants can register for the conference call by navigating to:

https://s1.c-conf.com/diamondpass/10037219-7ww6gf.html.

Upon registration, each participant will receive details for the conference call, including dial-in numbers, conference call passcode and a unique access PIN. Please dial in 10 minutes before the call is scheduled to begin.

A telephone replay of the call will be available after the conclusion of the conference call through March 21, 2024. The dial-in details for the replay are as follows:

U.S. / Canada: 1-855-883-1031

Hong Kong: 800-930-639

Passcode: 10037219

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of Hello Group’s website at https://ir.hellogroup.com.

About Hello Group Inc.

We are a leading player in China’s online social and entertainment space. Through Momo, Tantan and other properties within our product portfolio, we enable users to discover new relationships, expand their social connections and build meaningful interactions. Momo is a mobile application that connects people and facilitates social interactions based on location, interests and a variety of online recreational activities. Tantan, which was added into our family of applications through acquisition in May 2018, is a leading social and dating application. Tantan is designed to help its users find and establish romantic connections as well as meet interesting people. We also operate a number of other applications to serve different social and entertainment demands from our users.

For investor and media inquiries, please contact:

Hello Group Inc.

Investor Relations

Phone: +86-10-5731-0538

Email: ir@hellogroup.com

Christensen

In China

Ms. Xiaoyan Su

Phone: +86-10-5900-1548

E-mail: Xiaoyan.Su@christensencomms.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

Safe Harbor Statement

This news release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to our management quotes, our financial outlook for the first quarter of 2024, as well as the amount of, timing, methods and funding sources for repurchases of our shares under the share repurchase program.

Our forward-looking statements are not historical facts but instead represent only our belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and other circumstances may differ, possibly materially, from the anticipated results and events indicated in these forward-looking statements. Announced results for the fourth quarter of 2023 are preliminary, unaudited and subject to audit adjustment. In addition, we may not meet our financial outlook for the first quarter of 2024 and may be unable to grow our business in the manner planned. We may also modify our strategy for growth. Moreover, there are other risks and uncertainties that could cause our actual results to differ from what we currently anticipate, including those relating to our ability to retain and grow our user base, our ability to attract and retain sufficiently trained professionals to support our operations, our ability to anticipate and develop new services and enhance existing services to meet the demand of our users or customers, the market price of the Company’s stock prevailing from time to time, the nature of other investment opportunities presented to the Company from time to time, the Company’s cash flows from operations, general economic conditions, and other factors. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations, and prospects, please see our filings with the U.S. Securities and Exchange Commission.

All information provided in this press release and in the attachments is as of the date of the press release. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, after the date of this release, except as required by law. Such information speaks only as of the date of this release.

Hello Group Inc.

Unaudited Condensed Consolidated Statement of Operations

(All amounts in thousands, except share and per share data)

	Three months Ended December 31			Year Ended December 31
	2022 RMB	2023 RMB	2023 US$	2022 RMB	2023 RMB	2023 US$
Net revenues:
Live video service	1,724,228	1,523,885	214,635	6,510,460	6,072,871	855,346
Value-added service	1,449,537	1,424,893	200,692	6,007,018	5,752,571	810,233
Mobile marketing	32,927	44,915	6,326	124,956	133,677	18,828
Mobile games	5,316	5,441	766	55,732	19,610	2,762
Other services	650	3,798	535	6,006	23,594	3,323

Total net revenues	3,212,658	3,002,932	422,954	12,704,172	12,002,323	1,690,492
Cost and expenses:
Cost of revenues	(1,916,050)	(1,770,117)	(249,316)	(7,421,419)	(7,025,394)	(989,506)
Research and development	(272,657)	(231,445)	(32,598)	(1,006,219)	(884,590)	(124,592)
Sales and marketing	(407,075)	(304,696)	(42,916)	(2,073,617)	(1,414,949)	(199,291)
General and administrative	(142,492)	(125,498)	(17,676)	(596,006)	(502,479)	(70,773)

Total cost and expenses	(2,738,274)	(2,431,756)	(342,506)	(11,097,261)	(9,827,412)	(1,384,162)
Other operating (loss) income, net	(65,158)	30,821	4,341	20,632	130,105	18,325

Income from operations	409,226	601,997	84,789	1,627,543	2,305,016	324,655
Interest income	88,118	124,354	17,515	368,879	436,253	61,445
Interest expense	(10,955)	(20,552)	(2,895)	(83,530)	(62,223)	(8,764)
Other gain or loss, net	—	(31,250)	(4,401)	118,325	(26,685)	(3,759)

Income before income tax and share of income on equity method investments	486,389	674,549	95,008	2,031,217	2,652,361	373,577
Income tax expenses	(109,421)	(183,377)	(25,828)	(562,281)	(630,023)	(88,737)

Income before share of income on equity method investments	376,968	491,172	69,180	1,468,936	2,022,338	284,840
Share of income (loss) on equity method investments	20,040	(38,703)	(5,451)	11,073	(70,643)	(9,950)

Net income	397,008	452,469	63,729	1,480,009	1,951,695	274,890

Less: net loss attributable to non-controlling interest	(986)	—	—	(4,274)	(5,886)	(829)

Net income attributable to the shareholders of Hello Group Inc.	397,994	452,469	63,729	1,484,283	1,957,581	275,719

Net income per share attributable to ordinary shareholders
Basic	1.05	1.20	0.17	3.80	5.18	0.73
Diluted	1.01	1.16	0.16	3.65	4.92	0.69
Weighted average shares used in calculating net income per ordinary share
Basic	377,841,986	376,317,036	376,317,036	390,176,367	377,639,399	377,639,399
Diluted	406,152,757	390,956,175	390,956,175	423,810,279	401,833,328	401,833,328

Hello Group Inc.

Unaudited Condensed Consolidated Statement of Comprehensive Income

(All amounts in thousands, except share and per share data)

	Three months			Year
	Ended December 31			Ended December 31
	2022	2023	2023	2022	2023	2023
	RMB	RMB	US$	RMB	RMB	US$
Net income	397,008	452,469	63,729	1,480,009	1,951,695	274,890
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustment	54,041	(95,774)	(13,489)	(274,791)	20,414	2,875

Comprehensive income	451,049	356,695	50,240	1,205,218	1,972,109	277,765
Less: comprehensive (loss) income attributed to the non-controlling interest	(7,154)	(5,020)	(707)	10,556	357	50

Comprehensive income attributable to Hello Group Inc.	458,203	361,715	50,947	1,194,662	1,971,752	277,715

Hello Group Inc.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except share and per share data)

	December 31	December 31	December 31
	2022	2023	2023
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	5,018,129	5,620,466	791,626
Short-term deposits	5,300,000	1,270,626	178,964
Restricted cash	97,706	10,147	1,429
Short-term investments	300,240	—	—
Accounts receivable, net of allowance for doubtful accounts of RMB5,870 and RMB12,780 as of December 31, 2022 and 2023, respectively	188,711	201,517	28,383
Amounts due from related parties	55	7,258	1,022
Prepaid expenses and other current assets	819,706	723,364	101,884

Total current assets	11,724,547	7,833,378	1,103,308
Long-term deposits	2,600,000	3,924,975	552,821
Long-term restricted cash	82,766	2,652,299	373,569
Right-of-use assets, net	115,520	109,572	15,433
Property and equipment, net	172,984	659,033	92,823
Intangible assets, net	22,203	17,086	2,407
Rental deposits	20,737	12,962	1,826
Long-term investments	893,988	786,911	110,834
Amounts due from RPT-non current	—	20,000	2,817
Other non-current assets	162,499	180,052	25,360
Deferred tax assets	34,343	31,741	4,471

Total assets	15,829,587	16,228,009	2,285,669

Liabilities and equity
Current liabilities
Accounts payable	617,022	616,681	86,857
Deferred revenue	484,775	442,805	62,368
Accrued expenses and other current liabilities	797,504	630,617	88,821
Amounts due to related parties	9,178	4,314	608
Lease liabilities due within one year	88,352	60,008	8,452
Income tax payable	68,765	94,719	13,341
Deferred consideration in connection with business acquisitions	26,483	27,261	3,840
Long-term borrowings, current portion	—	215,615	30,369
Convertible senior notes-current	2,646,168	—	—

Total current liabilities	4,738,247	2,092,020	294,656
Deferred tax liabilities	22,011	24,987	3,519
Convertible Senior Notes	—	19,571	2,757
Long-term borrowings	—	1,938,385	273,016
Lease liabilities	33,281	52,171	7,348
Other non-current liabilities	105,410	114,085	16,069

Total liabilities	4,898,949	4,241,219	597,365
Shareholder’s equity (i)	10,930,638	11,986,790	1,688,304

Total liabilities and shareholder’s equity	15,829,587	16,228,009	2,285,669

(i): As of December 31, 2023, the number of ordinary shares outstanding was 375,085,192.

Hello Group Inc.

Unaudited Condensed Consolidated Statement of Cash Flows

(All amounts in thousands, except share and per share data)

	Three months Ended December 31			Year Ended December 31
	2022	2023	2023	2022	2023	2023
	RMB	RMB	US$	RMB	RMB	US$
Cash flows from operating activities:
Net income	397,008	452,469	63,729	1,480,009	1,951,695	274,890
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	23,908	15,394	2,168	107,015	74,492	10,492
Amortization of intangible assets	1,279	1,279	180	5,116	5,116	721
Share-based compensation	89,944	62,224	8,765	401,484	267,101	37,620
Share of (income) loss on equity method investments	(20,040)	38,703	5,451	(11,073)	70,643	9,950
Gain on repurchase of convertible senior notes	—	—	—	(129,575)	(4,565)	(643)
Loss on long-term investments	—	31,250	4,401	11,250	31,250	4,401
Cash received on distributions from equity method investments	—	—	—	1,708	2,067	291
Gain or loss on disposal of property and equipment	4	2	—	(779)	(518)	(73)
Provision of (income) loss on receivable and other assets	(75)	1,553	219	(528)	11,624	1,637
Changes in operating assets and liabilities:
Accounts receivable	4,643	(11,392)	(1,605)	20,338	(21,308)	(3,001)
Prepaid expenses and other current assets	(36,784)	(13,492)	(1,900)	(52,928)	84,802	11,944
Amounts due from related parties	(55)	(144)	(20)	(55)	(27,203)	(3,831)
Rental deposits	—	5,524	778	1,399	7,776	1,095
Deferred tax assets	1,493	1,728	243	507	2,600	366
Other non-current assets	(15,907)	16,033	2,258	60,913	(11,606)	(1,635)
Accounts payable	(8,992)	(25,118)	(3,538)	(115,384)	13,707	1,931
Income tax payable	(6,081)	5,456	768	(57,004)	25,952	3,655
Deferred revenue	17,504	(31,253)	(4,402)	(56,387)	(42,390)	(5,971)
Accrued expenses and other current liabilities	121,638	(11,586)	(1,632)	(182,708)	(183,772)	(25,884)
Amount due to related parties	(265)	639	90	4,162	(4,865)	(685)
Deferred tax liabilities	(15,367)	(130,345)	(18,359)	(187,119)	(147)	(21)
Other non-current liabilities	(15,159)	6,953	979	(73,470)	24,710	3,480

Net cash provided by operating activities	538,696	415,877	58,573	1,226,891	2,277,161	320,729
Cash flows from investing activities:
Purchase of property and equipment	(10,053)	(316,847)	(44,627)	(80,445)	(576,310)	(81,172)
Payment for long-term investments	(15,000)	(9,750)	(1,373)	(70,343)	(18,750)	(2,641)
Purchase of short-term deposits	—	—	—	(1,700,000)	(1,028,556)	(144,869)
Cash received on maturity of short-term deposits	1,700,000	800,000	112,678	5,410,000	6,209,820	874,635
Payment for short term investments	(300,000)	—	—	(300,000)	—	—
Cash received from sales of short-term investment	—	308,550	43,458	—	308,550	43,458
Cash received on investment income distribution	—	—	—	3,523	1,517	214
Purchase of long-term deposits	(200,000)	(361,165)	(50,869)	(2,750,000)	(4,210,025)	(592,970)
Cash received on maturity of long-term deposits	—	—	—	1,200,000	1,700,000	239,440
Cash received from sales of long-term investment	—	10,000	1,408	—	25,000	3,521
Other investing activities	7	1	—	3,110	1,823	257

Net cash provided by investing activities	1,174,954	430,789	60,675	1,715,845	2,413,069	339,873
Cash flows from financing activities:
Deferred payment for business acquisition	—	—	—	(21,421)	—	—
Proceeds from exercise of share options	112	31	4	163	601	85
Repurchase of ordinary shares	(104,684)	(150,191)	(21,154)	(392,374)	(212,195)	(29,887)
Repurchase of subsidiary’s share options	(1,076)	—	—	(40,943)	(4,319)	(608)
Dividends payment	—	(20,803)	(2,930)	(840,997)	(958,052)	(134,939)
Proceeds from long-term borrowings	—	—	—	—	2,154,000	303,385
Payment for redemption of convertible bonds	—	—	—	(2,136,987)	(2,679,942)	(377,462)

Net cash used in financing activities	(105,648)	(170,963)	(24,080)	(3,432,559)	(1,699,907)	(239,426)
Effect of exchange rate changes	(30,706)	(34,609)	(4,872)	41,390	93,988	13,240

Net increase (decrease) in cash and cash equivalents	1,577,296	641,094	90,296	(448,433)	3,084,311	434,416
Cash, cash equivalents and restricted cash at the beginning of period	3,621,305	7,641,818	1,076,328	5,647,034	5,198,601	732,208
Cash, cash equivalents and restricted cash at the end of period	5,198,601	8,282,912	1,166,624	5,198,601	8,282,912	1,166,624

Hello Group Inc.

Reconciliation of Non-GAAP financial measures to comparable GAAP measures

(All amounts in thousands, except per share data)

1.	Reconciliation of Non-GAAP cost and operating expenses, income from operations, and net income to comparable GAAP measures.

	Three months Ended December 31, 2022			Three months Ended December 31, 2023			Three months Ended December 31, 2023
	GAAP RMB	Share-based compensation RMB	Non-GAAP RMB	GAAP RMB	Share-based compensation RMB	Non-GAAP RMB	GAAP US$	Share-based compensation US$	Non-GAAP US$
Cost of revenues	(1,916,050)	1,707	(1,914,343)	(1,770,117)	1,909	(1,768,208)	(249,316)	269	(249,047)
Research and development	(272,657)	22,145	(250,512)	(231,445)	13,375	(218,070)	(32,598)	1,884	(30,714)
Sales and marketing	(407,075)	8,480	(398,595)	(304,696)	8,653	(296,043)	(42,916)	1,219	(41,697)
General and administrative	(142,492)	57,612	(84,880)	(125,498)	38,287	(87,211)	(17,676)	5,393	(12,283)

Cost and operating expenses	(2,738,274)	89,944	(2,648,330)	(2,431,756)	62,224	(2,369,532)	(342,506)	8,765	(333,741)
Income from operations	409,226	89,944	499,170	601,997	62,224	664,221	84,789	8,765	93,554
Net income attributable to Hello Group Inc.	397,994	89,944	487,938	452,469	62,224	514,693	63,729	8,765	72,494

Hello Group Inc.

Reconciliation of Non-GAAP financial measures to comparable GAAP measures

(All amounts in thousands, except per share data)

1.	Reconciliation of Non-GAAP cost and operating expenses, income from operations, and net income to comparable GAAP measures-continued.

	Year Ended December 31, 2022			Year Ended December 31, 2023			Year Ended December 31, 2023
	GAAP RMB	Share-based compensation RMB	Non-GAAP RMB	GAAP RMB	Share-based compensation RMB	Non-GAAP RMB	GAAP US$	Share-based compensation US$	Non-GAAP US$
Cost of revenues	(7,421,419)	14,195	(7,407,224)	(7,025,394)	6,307	(7,019,087)	(989,506)	888	(988,618)
Research and development	(1,006,219)	88,797	(917,422)	(884,590)	64,561	(820,029)	(124,592)	9,093	(115,499)
Sales and marketing	(2,073,617)	38,432	(2,035,185)	(1,414,949)	29,066	(1,385,883)	(199,291)	4,094	(195,197)
General and administrative	(596,006)	260,060	(335,946)	(502,479)	167,167	(335,312)	(70,773)	23,545	(47,228)

Cost and operating expenses	(11,097,261)	401,484	(10,695,777)	(9,827,412)	267,101	(9,560,311)	(1,384,162)	37,620	(1,346,542)
Income from operations	1,627,543	401,484	2,029,027	2,305,016	267,101	2,572,117	324,655	37,620	362,275
Net income attributable to Hello Group Inc.	1,484,283	401,484	1,885,767	1,957,581	267,101	2,224,682	275,719	37,620	313,339

Hello Group Inc.

Unaudited Condensed Segment Report

(All amounts in thousands, except share and per share data)

	Three months Ended December 31, 2023
	Momo RMB	Tantan RMB	QOOL RMB	Total RMB	Total US$
Net revenues:
Live video service	1,423,730	100,155	—	1,523,885	214,635
Value-added service	1,264,358	160,535	—	1,424,893	200,692
Mobile marketing	33,395	11,520	—	44,915	6,326
Mobile games	5,441	—	—	5,441	766
Other services	1,760	—	2,038	3,798	535

Total net revenues	2,728,684	272,210	2,038	3,002,932	422,954
Cost and expenses (ii):
Cost of revenues	(1,638,915)	(130,237)	(965)	(1,770,117)	(249,316)
Research and development	(180,343)	(51,102)	—	(231,445)	(32,598)
Sales and marketing	(244,043)	(58,444)	(2,209)	(304,696)	(42,916)
General and administrative	(117,923)	(6,882)	(693)	(125,498)	(17,676)

Total cost and expenses	(2,181,224)	(246,665)	(3,867)	(2,431,756)	(342,506)
Other operating income	29,442	1,301	78	30,821	4,341

Income (loss) from operations	576,902	26,846	(1,751)	601,997	84,789
Interest income	124,294	57	3	124,354	17,515
Interest expense	(20,552)	—	—	(20,552)	(2,895)
Other gain or loss, net	(31,250)	—	—	(31,250)	(4,401)

Income (loss) before income tax and share of income on equity method investments	649,394	26,903	(1,748)	674,549	95,008
Income tax expenses	(180,669)	(2,708)	—	(183,377)	(25,828)

Income (loss) before share of income on equity method investments	468,725	24,195	(1,748)	491,172	69,180
Share of loss on equity method investments	(38,703)	—	—	(38,703)	(5,451)

Net income (loss)	430,022	24,195	(1,748)	452,469	63,729

(ii)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three months Ended December 31, 2023
	Momo RMB	Tantan RMB	QOOL RMB	Total RMB	Total US$
Cost of revenues	1,905	4	—	1,909	269
Research and development	13,194	181	—	13,375	1,884
Sales and marketing	8,653	—	—	8,653	1,219
General and administrative	38,279	8	—	38,287	5,393

Total cost and expenses	62,031	193	—	62,224	8,765

Hello Group Inc.

Reconciliation of GAAP and NON-GAAP Results of Unaudited Segment Report

(All amounts in thousands, except share and per share data)

	Three months Ended December 31, 2023
	Momo RMB	Tantan RMB	QOOL RMB	Total RMB	Total US$
Income (loss) from operations	576,902	26,846	(1,751)	601,997	84,789
Share-based compensation	62,031	193	—	62,224	8,765

Non-GAAP income (loss) from operations	638,933	27,039	(1,751)	664,221	93,554
Net income (loss)	430,022	24,195	(1,748)	452,469	63,729
Share-based compensation	62,031	193	—	62,224	8,765

Non-GAAP net income (loss)	492,053	24,388	(1,748)	514,693	72,494

Hello Group Inc.

Unaudited Condensed Segment Report

(All amounts in thousands, except share and per share data)

	Three months Ended December 31, 2022
	Momo RMB	Tantan RMB	QOOL RMB	Total RMB	Total US$[1]
Net revenues:
Live video service	1,561,332	162,896	—	1,724,228	249,990
Value-added service	1,265,693	183,844	—	1,449,537	210,164
Mobile marketing	32,927	—	—	32,927	4,774
Mobile games	5,316	—	—	5,316	771
Other services	483	—	167	650	93

Total net revenues	2,865,751	346,740	167	3,212,658	465,792
Cost and expenses (iii):
Cost of revenues	(1,722,675)	(192,748)	(627)	(1,916,050)	(277,801)
Research and development	(200,740)	(71,917)	—	(272,657)	(39,532)
Sales and marketing	(307,166)	(98,209)	(1,700)	(407,075)	(59,020)
General and administrative	(131,844)	(7,899)	(2,749)	(142,492)	(20,659)

Total cost and expenses	(2,362,425)	(370,773)	(5,076)	(2,738,274)	(397,012)
Other operating (loss) income, net	(67,499)	2,339	2	(65,158)	(9,447)

Income (loss) from operations	435,827	(21,694)	(4,907)	409,226	59,333
Interest income	87,799	253	66	88,118	12,776
Interest expense	(10,955)	—	—	(10,955)	(1,588)

Income (loss) before income tax and share of income on equity method investments	512,671	(21,441)	(4,841)	486,389	70,521
Income tax (expenses) benefits	(135,602)	26,181	—	(109,421)	(15,865)

Income (loss) before share of income on equity method investments	377,069	4,740	(4,841)	376,968	54,656
Share of income on equity method investments	20,040	—	—	20,040	2,906

Net income (loss)	397,109	4,740	(4,841)	397,008	57,562

(iii)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three months Ended December 31, 2022
	Momo RMB	Tantan RMB	QOOL RMB	Total RMB	Total US$
Cost of revenues	1,689	18	—	1,707	247
Research and development	15,907	6,238	—	22,145	3,211
Sales and marketing	8,473	7	—	8,480	1,229
General and administrative	57,350	262	—	57,612	8,353

Total cost and expenses	83,419	6,525	—	89,944	13,040

[1]

All translations from RMB to U.S. dollars are made at a rate of RMB6.8972 to US$1.00, the effective noon buying rate for December 30, 2022 as set forth in the H.10 statistical release of the Federal Reserve Board.

Hello Group Inc.

Reconciliation of GAAP and NON-GAAP Results of Unaudited Segment Report

(All amounts in thousands, except share and per share data)

	Three months Ended December 31, 2022
	Momo RMB	Tantan RMB	QOOL RMB	Total RMB	Total US$
Income (loss) from operations	435,827	(21,694)	(4,907)	409,226	59,333
Share-based compensation	83,419	6,525	—	89,944	13,040

Non-GAAP income (loss) from operations	519,246	(15,169)	(4,907)	499,170	72,373
Net income (loss)	397,109	4,740	(4,841)	397,008	57,562
Share-based compensation	83,419	6,525	—	89,944	13,040

Non-GAAP net income (loss)	480,528	11,265	(4,841)	486,952	70,602

Hello Group Inc.

Unaudited Condensed Segment Report

(All amounts in thousands, except share and per share data)

	Year Ended December 31, 2023
	Momo RMB	Tantan RMB	QOOL RMB	Total RMB	Total US$
Net revenues:
Live video service	5,567,894	504,977	—	6,072,871	855,346
Value-added service	5,085,541	667,030	—	5,752,571	810,233
Mobile marketing	109,125	24,552	—	133,677	18,828
Mobile games	19,610	—	—	19,610	2,762
Other services	16,337	—	7,257	23,594	3,323

Total net revenues	10,798,507	1,196,559	7,257	12,002,323	1,690,492
Cost and expenses (iv):
Cost of revenues	(6,404,042)	(599,348)	(22,004)	(7,025,394)	(989,506)
Research and development	(664,340)	(220,250)	—	(884,590)	(124,592)
Sales and marketing	(1,138,505)	(268,652)	(7,792)	(1,414,949)	(199,291)
General and administrative	(467,537)	(26,482)	(8,460)	(502,479)	(70,773)

Total cost and expenses	(8,674,424)	(1,114,732)	(38,256)	(9,827,412)	(1,384,162)
Other operating income	125,318	4,411	376	130,105	18,325

Income (loss) from operations	2,249,401	86,238	(30,623)	2,305,016	324,655
Interest income	435,451	713	89	436,253	61,445
Interest expense	(62,223)	—	—	(62,223)	(8,764)
Other gain or loss, net	(26,685)	—	—	(26,685)	(3,759)

Income (loss) before income tax and share of income on equity method investments	2,595,944	86,951	(30,534)	2,652,361	373,577
Income tax expenses	(623,844)	(6,179)	—	(630,023)	(88,737)

Income (loss) before share of income on equity method investments	1,972,100	80,772	(30,534)	2,022,338	284,840
Share of loss on equity method investments	(70,643)	—	—	(70,643)	(9,950)

Net income (loss)	1,901,457	80,772	(30,534)	1,951,695	274,890

(iv)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Year Ended December 31, 2023
	Momo RMB	Tantan RMB	QOOL RMB	Total RMB	Total US$
Cost of revenues	6,167	140	—	6,307	888
Research and development	49,987	14,574	—	64,561	9,093
Sales and marketing	29,061	5	—	29,066	4,094
General and administrative	167,135	32	—	167,167	23,545

Total cost and expenses	252,350	14,751	—	267,101	37,620

Hello Group Inc.

Reconciliation of GAAP and NON-GAAP Results of Unaudited Segment Report

(All amounts in thousands, except share and per share data)

	Year Ended December 31, 2023
	Momo RMB	Tantan RMB	QOOL RMB	Total RMB	Total US$
Income (loss) from operations	2,249,401	86,238	(30,623)	2,305,016	324,655
Share-based compensation	252,350	14,751	—	267,101	37,620

Non-GAAP income (loss) from operations	2,501,751	100,989	(30,623)	2,572,117	362,275
Net income (loss)	1,901,457	80,772	(30,534)	1,951,695	274,890
Share-based compensation	252,350	14,751	—	267,101	37,620

Non-GAAP net income (loss)	2,153,807	95,523	(30,534)	2,218,796	312,510

Hello Group Inc.

Unaudited Condensed Segment Report

(All amounts in thousands, except share and per share data)

	Year Ended December 31, 2022
	Momo RMB	Tantan RMB	QOOL RMB	Total RMB	Total US$
Net revenues:
Live video service	5,966,323	544,137	—	6,510,460	943,928
Value-added service	5,183,302	823,716	—	6,007,018	870,936
Mobile marketing	124,956	—	—	124,956	18,117
Mobile games	55,732	—	—	55,732	8,080
Other services	4,781	—	1,225	6,006	871

Total net revenues	11,335,094	1,367,853	1,225	12,704,172	1,841,932
Cost and expenses (v):
Cost of revenues	(6,704,020)	(714,936)	(2,463)	(7,421,419)	(1,076,005)
Research and development	(737,380)	(268,839)	—	(1,006,219)	(145,888)
Sales and marketing	(1,346,692)	(721,889)	(5,036)	(2,073,617)	(300,646)
General and administrative	(547,798)	(33,234)	(14,974)	(596,006)	(86,413)

Total cost and expenses	(9,335,890)	(1,738,898)	(22,473)	(11,097,261)	(1,608,952)
Other operating income	8,753	11,830	49	20,632	2,991

Income (loss) from operations	2,007,957	(359,215)	(21,199)	1,627,543	235,971
Interest income	368,051	544	284	368,879	53,482
Interest expense	(83,530)	—	—	(83,530)	(12,111)
Other gain or loss, net	118,325	—	—	118,325	17,156

Income (loss) before income tax and share of income on equity method investments	2,410,803	(358,671)	(20,915)	2,031,217	294,498
Income tax (expenses) benefits	(586,663)	24,382	—	(562,281)	(81,523)

Income (loss) before share of income on equity method investments	1,824,140	(334,289)	(20,915)	1,468,936	212,975
Share of income on equity method investments	11,073	—	—	11,073	1,605

Net income (loss)	1,835,213	(334,289)	(20,915)	1,480,009	214,580

(v)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Year Ended December 31, 2022
	Momo RMB	Tantan RMB	QOOL RMB	Total RMB	Total US$
Cost of revenues	7,166	7,029	—	14,195	2,058
Research and development	67,659	21,138	—	88,797	12,874
Sales and marketing	38,202	230	—	38,432	5,572
General and administrative	259,669	391	—	260,060	37,705

Total cost and expenses	372,696	28,788	—	401,484	58,209

Hello Group Inc.

Reconciliation of GAAP and NON-GAAP Results of Unaudited Segment Report

(All amounts in thousands, except share and per share data)

	Year Ended December 31, 2022
	Momo RMB	Tantan RMB	QOOL RMB	Total RMB	Total US$
Income (loss) from operations	2,007,957	(359,215)	(21,199)	1,627,543	235,971
Share-based compensation	372,696	28,788	—	401,484	58,209

Non-GAAP income (loss) from operations	2,380,653	(330,427)	(21,199)	2,029,027	294,180
Net income (loss)	1,835,213	(334,289)	(20,915)	1,480,009	214,580
Share-based compensation	372,696	28,788	—	401,484	58,209

Non-GAAP net income (loss)	2,207,909	(305,501)	(20,915)	1,881,493	272,789